

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 22, 2009

Via Facsimile and U.S. Mail

Mr. Hoh Weng Ming
Chief Financial Officer
China Yuchai International Limited
16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581

      Re: China Yuchai International Limited
               Form 20-F for Fiscal Year Ended December 31, 2008
               Filed July 15, 2009
               File No. 001-13522

Dear Mr. Ming:

      We have completed our review of your Form 20-F for the fiscal year ended December 31, 2008 and have no further comments at this time.

                      Sincerely,

                      Daniel Morris
                      Special Counsel